UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 17)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

June 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 1,037,300,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,037,300,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.29%
14.	Type of Reporting Person (See Instructions) HC, CO

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Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on December 29, 2015 (the “Schedule 13D”), with respect to the common shares, NT$10 par value per share (“SPIL Common Shares”), and American depositary shares, each representing five SPIL Common Shares (“SPIL ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”). Unless otherwise indicated, capitalized terms used in this Amendment No. 17, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 30, 2016, ASE and SPIL entered into a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”). A copy of the Joint Share Exchange Agreement is attached hereto as Exhibit 15.

Pursuant to the Joint Share Exchange Agreement, and subject to the satisfaction or waiver of the closing conditions set forth therein, ASE will establish a holding company (“HoldCo”) which will (1) issue new HoldCo common shares (“HoldCo Common Shares”) in exchange for all of ASE’s common shares (“ASE Common Shares”) at the exchange ratio of 1 ASE Common Share in exchange for 0.5 HoldCo Common Shares, (2) issue new HoldCo American despositary shares (“HoldCo ADSs”) (each HoldCo ADS representing 2 HoldCo Common Shares) in exchange for all of ASE’s American depositary shares (“ASE ADSs”) at the exchange ratio of 1 ASE ADS in exchange for 1.25 HoldCo ADSs and (3) pay, subject to adjustments, NT$55 in cash per SPIL Common Share and NT$275 per SPIL ADS, each representing five SPIL Common Shares (the “Share Exchange”). After deducting the NT$2.8 per share cash dividend approved at SPIL’s 2016 annual shareholders' meeting as well as the NT$1.0 per share payment from SPIL’s capital reserves, HoldCo will pay NT$51.2 in cash per SPIL Common Share and NT$256 per SPIL ADS. The cash consideration of NT$51.2 per SPIL Common Share and NT$256 per SPIL ADS will not be further adjusted as long as SPIL’s cash dividends in 2017, in aggregate, are less than 85% of SPIL’s after-tax net profit for the year 2016. Following the consummation of the Share Exchange, HoldCo will hold 100% of the equity interests in both ASE and SPIL.

ASE and SPIL have made customary representations, warranties and covenants in the Joint Share Exchange Agreement, including, in the case of SPIL, covenants regarding the operation of its business prior to the closing. ASE and SPIL have agreed to use commercially reasonable efforts to obtain applicable regulatory approvals.

Following the consummation of the Share Exchange, ASE and SPIL will each maintain its status as a separate legal entity, retain its legal entity name, and maintain its own board, as well as its current independent operations and operating model.  In addition, ASE and SPIL will each retain its full management team and employees, and their current organizational structure, compensation, relevant benefits and employment policies will be maintained.

On June 30, 2016, ASE and SPIL issued a joint press release announcing the execution of the Joint Share Exchange Agreement (the “Press Release”), a copy of which is attached as Exhibit 16 hereto.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 15: Joint Share Exchange Agreement, dated as of June 30, 2016

Exhibit 16: Press Release, dated as of June 30, 2016

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2016

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

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